Mail Stop 4-6

		April 6, 2005

Michael A. Brochu
President and Chief Executive Officer
Loudeye Corp.
1130 Rainier Avenue South
Seattle, Washington 98144

	RE:	Loudeye Corp.
		Preliminary Proxy Statement on Schedule 14A
		Filed March 31, 2005
		File No. 0-29583

Dear Mr. Brochu:

	This is to advise you that we have conducted a limited review of the above preliminary proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2 - Approval...To Effect One of the Reverse Stock
Splits...,
page 23
1. You indicate in the first sentence of this section that your board of directors has approved and recommended, and is submitting to your stockholders for their approval, an amendment to your certificate of incorporation to provide the board with the option to effect a reverse stock split at a ratio to be subsequently determined by your board. It is unclear from your disclosure whether you the board of directors has adopted a resolution properly setting forth a proposed amendment, as required by 8 Delaware Code Section 242(b). If your board of directors has done so, clarify this disclosure accordingly.

Proposal 3 - Approval of the 2005 Incentive Award Plan, page 27
2. We note your disclosure on page 14 that, subject to stockholder approval of your 2005 Incentive Award Plan, you have agreed to issue
Mr. Brochu either an additional option to purchase 1.5 million shares
of common stock or a restricted stock grant with equivalent
economic
value. In addition, your disclosure on pages 14 and 15 indicate that, subject to stockholder approval of your 2005 Incentive Award Plan, you have agreed to issue Messrs. Stevens and Madden restricted stock awards of your common stock.  However, your disclosure in the
fourth whole paragraph on page 28 indicates that "[n]o
determination
has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2005 Plan." Correct this inconsistency and provide the disclosure regarding these grants
required by Item 10 of Schedule 14A. Include in such discussion greater detail regarding the potential grant to Mr. Brochu. Specifically, who will determine whether Mr. Brochu receives an
option or restricted stock grant?   How will you calculate the
equivalent economic value of the restricted stock? What is the market value of the grants to be made to each of these officers? Provide similar disclosure in the summary of each of these officers` employment agreements found on page 14.
3. You indicate on page 29 that in the event of a stock split the Compensation Committee may make proportionate adjustments to the aggregate number of, and types of, shares subject to the 2005 Plan.
In light of your reverse stock split proposal, does your board of directors currently contemplate a pro rata reduction in the 10 million shares of common stock to be made available for grant pursuant to the 2005 Plan? In any event, supplement your disclosure in this section to clarify what effect, if any, the reverse stock split will have, in the event it is approved by the stockholders and effectuated by your board, on the number of shares of stock available for grant under the 2005 Plan.

Proposal 4 - Approval...To Increase Authorized Common Stock...,
page
32
4. You discuss the purpose of your amendment, to facilitate the reservation of shares under your stock compensation plans and to provide you with the flexibility to issue shares of Common Stock for
"proper corporate purposes," in the context of having approximately
145 million shares of common stock outstanding and reserved for issuance (assuming Proposal 3 is approved) and 105 million shares of common stock authorized, unreserved and available for issuance. However, in the event that shareholders approve the reverse stock split and the board subsequently effects such split at an exchange ratio of one-for-ten, it is possible that you may have only 23.5 million shares outstanding and reserved for issuance (assuming Proposal 3 is approved without a pro rata reduction in the number of shares available under the 2005 Plan) and over 225 million shares authorized. Discuss in this section the fact that, in the event Proposal 2 is approved along with Proposals 3 and 4, and the board subsequently effectuates a reverse stock split at the exchange ratio of one-for-ten, you would have an amount of authorized stock equal to ten times the amount of total stock outstanding and reserved for issuance. Further, discuss whether the board contemplated this scenario and why such an amount of authorized common stock is necessary to accomplish the corporate purposes cited in this proposal. We note that based on the current disclosure, it appears that the board has concluded that Loudeye would have sufficient flexibility to accomplish the cited corporate purposes in the event only Proposals 3 and 4 are approved, which would yield an amount of authorized stock equal to less than one times the amount of total stock outstanding and reserved for issuance.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions. If you require further assistance, you may contact me at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director
at (202) 942-1800.

	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
      via facsimile
W. Alex Voxman
Latham & Watkins LLP
(F) (213) 891-8763


Loudeye Corp.
April 6, 2005
Page 1